SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-3577	AKELLER@STBLAW.COM

June 17, 2016

VIA EDGAR

Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackstone Real Estate Income Trust, Inc.
Draft Registration Statement on Form S-11
Submitted March 21, 2016
CIK No. 0001662972

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Trust, Inc. (the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Amendment No. 2”) to the above-referenced draft registration statement on Form S-11 (the “Draft Registration Statement”). The Company has prepared Amendment No. 2 in response to the Staff’s comments in its letter dated April 15, 2016 relating to the Draft Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in the Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company. On May 20, 2016, the Company submitted a response letter (the “Prior Response Letter”) to the Staff addressing comments 9 and 11 of the Comment Letter. This response letter therefore does not address those comments, but the Draft Registration Statement reflects the revisions described in the Prior Response Letter.

Securities and Exchange Commission	June 17, 2016

General

1.	We note your response to comment 9 that the separate calculation of NAVs for each class is solely due to the differing stockholder servicing fees attributable to each class. Please explain how your NAV per share calculation may differ, if at all, from determining NAV as a whole for Class T, Class D, and Class I shares based on aggregate assets and then considering any differences in NAV attributable to each class.

Response:

The Company notes that page 133 illustrates how the different stockholder servicing fees of each class can result in different NAVs for each class, and has clarified that net portfolio income/loss and unrealized/realized gains/losses on assets and liabilities for any month are allocated proportionately among the share classes according to the NAV of the classes at the beginning of the month.

2.	We note your response to comment 10 that the stockholder servicing fee is contingent with additional information on the nature of these ongoing broker services. Please also include any supporting documentation, such as sample broker agreements. In addition, we continue to believe that the stockholder servicing fee is also part of the selling commission. Please revise your disclosure accordingly to clarify.

Response:

The Company has filed its Form of Selected Dealer Agreement, which describes these services and how the stockholder servicing fee is contingent on providing these services. Because these services are related to ongoing stockholder services, the Company does not consider them to be commissions for the sale of the Company’s shares.

The Company considers ongoing stockholder servicing to be distinct from the distribution of the Company’s shares. The receipt of the stockholder servicing fees by a broker will be contractually contingent upon the provision of stockholder services, which may include one or more of the following: ongoing account maintenance, assistance with recordkeeping, transmitting stockholder communications, assistance with distribution payments and reinvestment decisions, assistance with share repurchase requests, assistance with share conversion processing, assistance with general inquiries about the Company, and other similar services as may be reasonably required by the stockholder in connection with their investment. Also, unlike distribution fees, which are paid for the distribution regardless of how long the investor holds the securities, the stockholder servicing fees are only paid on outstanding shares. As a result, if the Company repurchases a stockholder’s shares, the stockholder servicing fee will no longer be paid with respect to those repurchased shares. Further, if a stockholder switches brokers, the stockholder’s new broker will receive fees if that broker signs an agreement obligating it to provide the required stockholder services

Securities and Exchange Commission	June 17, 2016

and provides such ongoing services. The stockholder’s former broker, who initially participated in the distribution of the stockholder’s shares, will not receive further fees.

In addition to the reasons above, the Company also believes that showing stockholder servicing fees in the offering table on the prospectus cover is not appropriate because the stockholder servicing fees are not payable at the time the shares are issued and are not paid in consideration for the sale. Unlike selling commissions, the stockholder servicing fees are contingent on ongoing non-distribution services and are paid over a long period of time (to reach the 8.75% cap described in the prospectus, a Class T or Class S stockholder would need to pay stockholder servicing fees for 7 years and a Class D stockholder for 35 years, assuming a constant NAV and no participation in the distribution reinvestment program). There is no assurance that the maximum amount of stockholder servicing fees will be paid (they will be contingent on a broker’s provision of stockholder services and will stop if the stockholder’s shares are repurchased, if the Company’s stock becomes listed or if the Company enters into a merger). In addition, such stockholder servicing fees, because they are paid over a long time, will not affect the initial proceeds that the Company will receive from the offering, which is the amount that the Company will be investing.

The Company currently discloses the stockholder servicing fees in footnote 2 of the offering table on the prospectus cover and also throughout the prospectus, including in the calculation of maximum underwriting fees and expenses on page 201.

3.	We note your response to comment 12 and continue to believe that disclosure of estimated amounts for wholesaling activities and “additional items of value” should be included in the prospectus cover page and Estimated Use of Proceeds tabular summaries, as contemplated by Industry Guide 5. If you believe it is not appropriate to deduct these estimates from the table because the amounts are not payable at the time the shares are issued, please considering revising a footnote to these tables accordingly.

Response:

Please see the response to comment 2 above for the explanation of why the Company believes the stockholder servicing fee should not be considered a selling commission, and thus should not be included on the prospectus cover page table or the Estimated Use of Proceeds table. The Company discloses the stockholder servicing fees in a footnote to the prospectus cover page table and following the Estimated Use of Proceeds tables. Language immediately following the Estimated Use of Proceeds tables further notes that the stockholder servicing fee will be paid over time and is not expected to be paid from offering proceeds.

The Company notes that the “additional items of value” in footnote 2 of the offering table in the prospectus was a reference to reimbursements for wholesaling expenses. The Company has revised footnote 2 to clarify this point and to remove the language suggesting that these expenses are incurred at the time the shares are issued.

Securities and Exchange Commission	June 17, 2016

Although the Company believes expense reimbursements that it pays for wholesaling activities are part of its “organization and offering expenses,” the Company does not consider such expense reimbursements to be selling commissions. The Company considers the reimbursement of wholesaling activities to be distinct from selling commissions because, unlike selling commissions, such activities are not linked to the specific sale of shares and are paid as incurred and not at the time of the offering. The wholesaling compensation expenses, which will be paid by the Adviser without reimbursement from the Company, are not payable by the Company and thus will not be paid from its offering proceeds, and as a result would not affect the “Amount Available for Investment” reflected in Appendix I of Guide 5. For this reason, the organization and offering expenses payable by the Adviser without reimbursement by the Company have not been included in the “organization and offering expenses” line item in the Estimated Use of Proceeds table. This is explained in footnote 3 to the Estimated Use of Proceeds table and footnote 4 to the table in the Compensation section.

Accordingly, the Company has included selling commissions in the tabular presentation on the cover page of the prospectus consistent with Item 1.C of Industry Guide 5 and Rule 501(b)(3) of Regulation S-K, but has included both expense reimbursements for wholesaling activities (as part of “organization and offering expenses”) and selling commissions in the Estimated Use of Proceeds tabular summary, consistent with Item 3.B of Industry Guide 5.

Consistent with Rule 508(e) of Regulation S-K, the Company has included in the underwriting fees and expenses table in the Plan of Distribution section on page 201 all items considered by FINRA to be “underwriting compensation,” including all estimated amounts received for wholesaling activities, whether or not such amounts are paid or reimbursed by the Company. Footnote 2 to that table describes these expenses in greater detail, including which are paid by the Company and which are paid by the Adviser. The total estimated amount of these wholesaling expenses which are paid by the Company is $3,240,000, assuming the maximum offering size.

Prospectus Cover Page

4.	We note the revised table on your prospectus cover page in response to comment 11, and your disclosure in footnote 1 to the table. We also note that maximum selling commissions would be paid only if all of the shares are sold in the primary offering as Class T shares and if the stockholder servicing fee is paid in full. Please revise the title of your “maximum selling commissions” column to indicate that it represents “selling commissions.”

Response:

The Company has revised the prospectus cover page accordingly.

Securities and Exchange Commission	June 17, 2016

Estimated Use of Proceeds, page 76

5.	Please revise the line items in your Estimated Use of Proceeds tables to reference the corresponding footnotes to the table.

Response:

The Company has revised the Estimated Use of Proceeds tables accordingly.

Compensation, page 106

6.	We note your disclosure on page 113 in response to comment 16. Please expand your performance participation allocation example to show how you calculate the hurdle amount.

Response:

The Company has revised the performance allocation example to provide more detail as to how the performance participation allocation is calculated, and added further disclosure in the footnote to the example regarding calculation of the hurdle amount. As disclosed in the prospectus, the hurdle rate is a minimum “internal rate of return” that must be achieved before the Special Limited Partner is entitled to any performance allocation, which is common to the institutional fee structure that the Company would like to offer to investors in the non-traded REIT industry.

Internal rate of return is a metric used in business and asset management to measure the profitability of an investment, and is calculated according to a standard formula that determines the total return provided by gains on an investment over time.

Conflicts of Interest, page 114

7.	We note your disclosure in response to comment 20 of “core+” and “opportunistic” Select Blackstone Accounts in their investing stage. Please clarify whether Select Blackstone Accounts are the only Other Blackstone Accounts that will receive priority with respect to overlapping investment opportunities. Please also clarify whether “core+” and “opportunistic” are the only Select Blackstone Accounts that will receive priority with respect to overlapping investment opportunities.

Response:

The Company has revised its disclosure to clarify that Select Opportunistic Accounts (which term includes current and future accounts that invest in “opportunistic” real estate and real estate-related assets globally) are the only accounts that receive priority over the Company. The Company has revised its disclosure to clarify that the “core+” and other accounts will not have priority over the Company.

Securities and Exchange Commission	June 17, 2016

Net Asset Value Calculation and Valuation Guidelines, page 119

8.	We note your response to comment 21 that you believe the third-party’s role is administrative and it would not be appropriate to expertise the third-party firm or attribute your NAV per share to it. Please revise your disclosure to clarify that the advisor is ultimately responsible for the calculation of your NAV.

Response:

The Company has revised its disclosure to clarify that the Adviser is ultimately responsible for the determination of the Company’s NAV.

9.	We note your response to our prior comment 22 and we are reissuing the comment. It appears your presentation of net asset value, which excludes certain liabilities, may be confusing to investors. Please revise the calculation of your measure to include all assets and liabilities.

Note: addressed in Prior Response Letter.

10.	We note your response to comment 23 that you expect to disclose to investors the portion of its aggregate NAV that is attributable to real properties, real estate-related securities, other assets and liabilities on a quarterly basis on a Form 10-Q and Form 10-K and related prospectus supplements filed with the Commission. However, you intend to reprice the offering based on NAV on a monthly basis. Please tell us how this quarterly time frame is appropriate given that NAV will change on a monthly basis. In addition to the pricing supplement that includes a detailed breakdown of NAV, please also provide us with a draft of your monthly pricing supplement.

Response:

The Company will include a breakdown of the composition of its assets in its monthly pricing supplements. The Company expects the monthly pricing supplement to be in a form similar to the draft attached as Exhibit A hereto.

11.	We note your response to comment 24 and reissue that comment. In particular we note that investors will not know the per share purchase price at the time of purchase and that a period of days or weeks may pass before investors learn this information.

The Company has revised its disclosure under “How to Subscribe” and elsewhere in the prospectus to reflect an offering price mechanism in which the price will generally equal its prior month’s NAV per share, which will be known at the time of purchase.

Prior Performance, page 132

12.	We note your response to comment 26 that the separately managed accounts and co-investment accounts are ancillary offshoots of the primary programs described in this

Securities and Exchange Commission	June 17, 2016

section of the prospectus. Please tell us to what extent the disclosure of the primary programs described in this section also encompasses the activities of the separately managed accounts and co-investment accounts. We specifically refer to your disclosure of the total amount of money raised, the total number of investors, the number of properties purchased and location by region, the aggregate dollar amount of the property purchased, the property type breakdown, and the number of properties sold.

Response:

The Company has revised its disclosure to exclude separately managed accounts and co-investment accounts from all measures of prior performance.

* * * * * * * *

Please do not hesitate to call me at (212) 455-3577 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Andrew R. Keller
Andrew R. Keller

cc:	Judy Turchin
Leon Volchyok

Securities and Exchange Commission	June 17, 2016

Exhibit A

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. X DATED XX, 20XX

TO THE PROSPECTUS DATED XX, 20XX

This document supplements, and should be read in conjunction with, our prospectus dated XX, 20XX, as supplemented by [LIST PRIOR SUPPLEMENTS]. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose information related to our monthly net asset value per share for our Class T shares, Class S shares, Class D shares and Class I shares for the month of XX 20XX.

We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. We generally use our prior month’s NAV per share for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for our share repurchase program. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.bxreit.com and is made available on our toll-free, automated telephone line at (XXX) XXX-XXXX. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our Total NAV and NAV per share as of the last business day of [MONTH]:

Component of NAV	Total NAV	Class T Shares	Class S Shares	Class D Shares	Class I Shares

Investments in real properties	$	$	$	$	$

Investments in real estate-related securities

Other assets

Debt Obligations

Other Liabilities

[Month] NAV	$	$	$	$	$

Number of Outstanding Shares

NAV per Share		$	$	$	$

Securities and Exchange Commission	June 17, 2016

The following table provides a breakdown of the major components of our Total NAV and NAV per share as of the last business day of [PRIOR MONTH]:

Component of NAV	Total NAV	Class T Shares	Class S Shares	Class D Shares	Class I Shares

Investments in real properties	$	$	$	$	$

Investments in real estate-related securities

Other assets

Debt Obligations

Other Liabilities

[Month] NAV	$	$	$	$	$

Number of Outstanding Shares

NAV per Share		$	$	$	$

As of the last business day of [MONTH], all properties had been appraised by a third-party appraisal firm within the last twelve months and such appraisals were reviewed by our independent valuation advisor, with the exception of certain properties that we recently acquired, which will be appraised within the first two full months after our acquisition in accordance with our valuation guidelines. Set forth below are the weighted averages of the key assumptions used in valuation based on property types. Once we own more than one property in additional property types, we will include the key assumptions for these property types.

	Discount Rate	Exit Capitalization Rate

Office	XX %	XX%

Hotel	XX %	XX%

Multifamily	XX %	XX%

Retail	XX %	XX%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, an increase in the weighted-average discount rate used as of the last business day of [MONTH] of 0.25% would yield a decrease in the total office property investment value of XX%, a decrease in the hotel property investment value of XX%, a decrease in the multifamily property investment value of XX% and a decrease in the retail property investment value of XX%.